09040333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GORDIAN GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK MARRON (516)287-2726
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS, SUITE 1200 (Address) NY (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

VL

OATH OR AFFIRMATION

I, HENRY OWSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GORDIAN GROUP, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified in Queens County
Commission Expires September 25, 20 09

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDIAN GROUP, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (A Limited Liability Company and subsidiary of Gordian Group Acquisition Corp.) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordian Group, LLC as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2009

GORDIAN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 695,611
Restricted cash	413,029
Accounts receivable, net of allowance for uncollectible amounts of $100,000	451,865
Securities owned at fair value	2,052,052
Fixed assets, net of accumulated depreciation and amortization of $481,486	333,026
Prepaid expenses and other assets	111,893
Total	$ 4,057,476

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 1,417,701
Deferred rent	182,702
Deferred revenue	119,499
Accrued professional fees	100,500
Other accrued expenses and liabilities	99,802
Total liabilities	1,920,204
Commitments and contingencies	
Member's equity	2,137,272
Total	$ 4,057,476

See Notes to Financial Statements.

GORDIAN GROUP, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Advisory fees	$ 8,765,246
Interest and dividends	19,217
Other	1,237
Total	8,785,700
Expenses:	
Compensation, including benefits	6,592,118
Occupancy and supplies	760,481
Professional fees	750,604
Sales promotion	452,799
Research and communications	395,362
Depreciation and amortization	64,534
Insurance	46,930
Local occupancy and use taxes	37,189
Other	52,266
Total	9,152,283
Net loss	$ (366,583)

See Notes to Financial Statements.

GORDIAN GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

Member's equity, January 1, 2008	$ 2,303,855
Net loss	(366,583)
Contributions	200,000
Member's equity, December 31, 2008	$ 2,137,272

See Notes to Financial Statements.

GORDIAN GROUP, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net loss	$ (366,583)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	64,534
Bad debt expense	2,881
Changes in operating assets and liabilities:	
Restricted cash	(7,308)
Accounts receivable	(300,289)
Securities owned at fair value	(2,052,052)
Prepaid expenses and other assets	(37,157)
Accrued compensation	94,187
Deferred revenue	15,311
Deferred rent	13,154
Accrued professional fees	(44,500)
Other accrued expenses and liabilities	80,918
Net cash used in operating activities	(2,536,904)
Investing activities - purchases of equipment and furniture	(20,992)
Financing activities - member contributions	200,000
Net decrease in cash	(2,357,896)
Cash, beginning of year	3,053,507
Cash, end of year	$ 695,611
Supplemental disclosure - interest paid during the year	$ 2,070

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Group Acquisition Corp. (the "Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwriting. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Advisory fees are recognized as income when earned. Deferred revenue is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2008, four clients each accounted for more than 10% of total advisory fee revenue with the largest not exceeding 15%. Three clients comprise 79% of accounts receivable, net of allowance for doubtful accounts, at December 31, 2008.

Cash:

At December 31, 2008, cash consisted of checking and interest bearing accounts at two major money center banks. As of December 31, 2008, interest bearing balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and checking balances are insured to an unlimited amount by the FDIC. At December 31, 2008, the Company had cash balances in excess of Federally insured limits in the amount of $464,645.

Note 2 - Summary of significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Fair value measurements:

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 emphasizes that fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements (concluded):

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy of SFAS 157 gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Nonmarketable securities:

From time-to-time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in fair value of these investments are included in the statement of operations.

Fixed assets:

Fixed assets are stated at cost, less accumulated deprecation and amortization. Furniture and equipment are depreciated on a straight-line method based upon their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

Income taxes:

The financial statements do not include a provision for income taxes on the Company's income because such taxes are the liabilities of the Company's member.

Note 2 - Summary of significant accounting policies (concluded):

New accounting pronouncements:

In June 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management will evaluate the financial impact of applying the provisions of FIN 48 to all tax positions when the FASB guidance becomes available.

Professional fees:

Professional fees consist mainly of legal, recruiting, accounting and audit fees. Legal fees are sometimes incurred in connection with the advisory services the Company provides to its clients.

Note 3 - Securities owned at fair value:

Securities owned at fair value at December 31, 2008 consist of:

United States Treasury Bills due:	
January 2, 2009	$ 750,000
January 8, 2009	250,000
March 19, 2009	499,950
	1,499,950
United States Government money market funds	552,102
Total	$2,052,052

Both the United States Treasury Bills and the United States Government money market funds, which are denominated at $1 per unit, are stated at fair values using Level 1 inputs.

Note 4 - Fixed assets:

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2008:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$269,886	$ 36,716	$233,170
Equipment	325,833	281,567	44,266
Furniture	218,793	163,203	55,590
Totals	$814,512	$481,486	$333,026

During 2008, fixed assets of $26,951 were retired.

Note 5 - Commitments and contingencies:

Leases:

The Company maintains its offices in space leased under an operating lease agreement which expires on September 30, 2017. Minimum future rental payments required as of December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$ 607,547
2010	607,547
2011	607,547
2012	618,243
2013	650,332
Thereafter	2,438,745
Total	$5,529,961

Rent expense, included in occupancy and supplies in the statement of operations, was $630,301 for the year ended December 31, 2008. The Company has restricted cash of $413,029 as security under this lease.

Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense over scheduled lease payments.

Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company has net capital of $788,812, which is $660,798 in excess of its required net capital of $128,014. The Company's net capital ratio is 2.43 to 1.

GORDIAN GROUP, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net capital:		
Member's equity		$ 2,137,272
Deduct nonallowable assets:		
Accounts receivable	$ 451,865	
Restricted cash	413,029	
Fixed assets, net	333,026	
Prepaid expenses and other assets	111,893	
Total		1,309,813
Net capital before securities haircuts		827,459
Securities haircuts on money market funds		38,647
Net capital		$ 788,812
Aggregate indebtedness:		
Accrued compensation		$ 1,417,701
Deferred rent		182,702
Accrued professional fees		100,500
Deferred revenue		119,499
Other accrued expenses and other liabilities		99,802
Aggregate indebtedness		$ 1,920,204
Computation of basic net capital requirement:		
Greater of 6-2/3% of aggregate indebtedness $100,000		$ 128,014
Excess net capital		$ 660,798
Excess net capital at 1000%		$ 596,792
Ratio of aggregate indebtedness to net capital		2.43 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

GORDIAN GROUP, LLC

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Gordian Group, LLC

In planning and performing our audit of the financial statements of Gordian Group, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2009

J.H. COHN LLP
Accountants and Consultants since 1919

Ranked Among the Top 20 Accounting and Consulting Firms in the United States
Member of Nexia International, a Worldwide Network of Independent Accounting and Consulting Firms
www.jhcohn.com 1-877-704-3500

Gordian Group, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2008